Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

September 15, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 13, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Cheche Group Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, $0.00001 par value per share
Warrants, each exercisable for one Class A Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,